SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);
☐	Merger

☑	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)
2.	Name of fund: RidgeWorth Variable Trust (formerly, STI Classic Variable Trust)
3.	Securities and Exchange Commission File No: 811-09032
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☑	Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
3435 Stelzer Road, Columbus, OH 43219
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Julia R. Short, President RidgeWorth Variable Trust 50 Hurt Plaza, Suite 1400 Atlanta, GA 30303

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:
All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act and the Rules thereunder are maintained at the following offices:
(a) SunTrust Bank
303 Peachtree Street, N.E.
Atlanta, GA 30308
(records relating to its function as custodian)
(b) Citi Fund Services Ohio, Inc.
3435 Stelzer Road
Columbus, OH 43219
(records relating to its function as administrator, fund accounting agent and transfer agent)
(c) RidgeWorth Capital Management, Inc.
50 Hurt Plaza, Suite 1400
Atlanta, GA 30303
(records relating to its function as investment adviser)
(d) Ceredex Value Advisers LLC
300 South Orange Avenue, Suite 1600
Orlando, FL 32801
(records relating to its function as subadviser)
(e) IronOak Advisors LLC
919 East Main Street
Richmond, VA 23219
(records relating to its function as subadviser)
(f) Silvant Capital Management LLC
50 Hurt Plaza
Atlanta, GA 30303
(records relating to its function as subadviser)
(g) RidgeWorth Distributors LLC
Three Canal Plaza, Suite 100
Portland, ME 04101
(records relating to its function as distributor)
NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☑	Open-end ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Investment Adviser — RidgeWorth Capital Management, Inc. (formerly Trusco Capital Management, Inc.)
50 Hurt Plaza, Suite 1400
Atlanta, GA 30303
Investment Subadviser — Ceredex Value Advisers LLC
300 South Orange Avenue, Suite 1600
Orlando, FL 32801
Investment Subadviser — IronOak Advisors LLC
919 East Main Street
Richmond, VA 23219
Investment Subadviser — Silvant Capital Management LLC
50 Hurt Plaza
Atlanta, GA 30303
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
SEI Investments Distribution Co.
c/o SEI Investments Company
One Freedom Valley Drive
Oaks, Pennsylvania 19456
BISYS Fund Services Limited Partnership
100 Summer St. — 15th Floor
Boston, MA 02110
Foreside Distribution Services, L.P.
100 Summer Street — 15th Floor
Boston, MA 02110
RidgeWorth Distributors LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☑	Yes ☐ No

Name	File No.	Address
RiverSource Variable Annuity Account	811-07195	829 Ameriprise Financial Center Minneapolis, MN 55474

Nationwide Insurance Company NWVA7	811-08666	c/o IPO Portfolio Accounting PO Box 182029 Columbus, OH 43218-2029

Allstate Financial Advisors Separate Account I	811- 09327	3100 Sanders Road, Northbrook, IL 60062

Lincoln Benefit Life Variable Annuity Account	811- 7924	3100 Sanders Road, Northbrook, IL 60062

Transamerica Life Ins. Co. Separate Account VUL-4	811-10167	1150 S. Olive St., Los Angeles, CA 90015

Transamerica Life Ins. Co. Separate Account VUL-5	811-10219	1150 S. Olive St., T-2100, Los Angeles, CA 90015

Transamerica Life Ins. Co. Separate Account VL	811-04511	1150 S. Olive St., Los Angeles, CA 90015

Transamerica Life Ins. Co. Separate Account VUL-1	811-08439	1150 S. Olive St., Los Angeles, CA 90015

Transamerica Life Ins. Co. Separate Account VUL-2	811-08997	1150 S. Olive St., Los Angeles, CA 90015

Transamerica Life Ins. Co. Separate Account VUL-6	811-10557	1150 S. Olive St., T-2100, Los Angeles, CA 90015

Separate Account VA B	811-06032	4333 Edgewood Road NE, Cedar Rapids IA 52499

Separate Account VA E	811-09847	4333 Edgewood Road NE, Cedar Rapids IA 52499

Hartford Life Insurance Company Separate Account Two	811-04732	Hartford Life Insurance Company, 200 Hopmeadow St. , Simsbury, CT 06089

Name	File No.	Address
Hartford Life Insurance Company Separate Account Three	811-08584	Hartford Life Insurance Company, 200 Hopmeadow St. , Simsbury, CT 06089

Hartford Life Insurance Company Separate Account Seven	811-04972	Hartford Life Insurance Company, 200 Hopmeadow St. , Simsbury, CT 06089

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑	Yes ☐ No
If Yes, state the date on which the board vote took place: November 20, 2008

If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐	Yes ☑ No
If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the Fund’s Declaration of Trust, the Trustees may terminate the Trust.
II.	Distribution to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☑	Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: April 27, 2009
(b)	Were the distributions made on the basis of net assets?
☑	Yes ☐ No
(c)	Were the distributions made pro rata based on share ownership?
☑	Yes ☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
The Exchange Ratio for each portfolio was calculated by first dividing its NAV by the number of its shares outstanding and then dividing that number by the ratio of the NAV of the acquiring fund by the number of its shares outstanding.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities? Not Applicable.

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐	Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☑ No
If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation: There were no expenses incurred as a result of the
Liquidation.
(i)	Legal expenses: $[ ]

(ii)	Accounting expenses: $[ ]

(iii)	Other expenses (list and identify separately):

Registration:	$	[ ]
Custody:	$	[ ]
Printing:	$	[ ]
Edgar:	$	[ ]
Mailing:	$	[ ]

Total:	$	[ ]
(iv)	Total expenses (sum of lines (i)-(iii) above): N/A
(b)	How were those expenses allocated?

(c)	Who paid the expenses?

(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐	Yes ☑ No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐	Yes ☑ No
If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☑ No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only — Not Applicable
26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
VERIFICATION
     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of RidgeWorth Variable Trust (the “Trust”), (ii) she is the President of the Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

By:	/s/ Julia Short
Julia R. Short
President, RidgeWorth Variable Trust